[redacted]

15045731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH, DC
201

SEC FILE NUMBER
8- 13963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SII Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Grande Market Drive
(No. and Street)

Appleton, WI 54913
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vanessa Lambrechts 310-899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500, Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vanessa Lambrechts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SII Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

Notary Public

ALEXIS S. PHILLIPS
Commission # 1994797
Notary Public - California
Los Angeles County
My Comm. Expires Oct 21, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
SII Investments, Inc.:

We have audited the accompanying statement of financial condition of SII Investments, Inc. (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SII Investments, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2015

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	24,844,794
Marketable securities		14,388
Commissions receivable		7,892,625
Investment advisory receivable		2,031,608
Forgivable notes receivable, net of accumulated amortization of $7,353,549		5,848,707
Other receivables		980,656
Receivables from registered representatives, net of allowance of $672,320		827,674
Due from affiliates		455,166
Income taxes receivable		611,866
Deferred tax assets		14,788,827
Fixed assets, net of accumulated depreciation of $2,226,839		69,527
Prepaid expenses and other assets		853,808
Goodwill		7,658,095
Total assets	$	66,877,741

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	618,784
Commissions payable		8,050,999
Investment advisory payable		1,905,216
Accounts payable and other accrued expenses		2,696,398
Due to affiliates		737,098
Total liabilities		14,008,495
Stockholder's equity		52,869,246
Total liabilities and stockholder's equity	$	66,877,741

See accompanying notes to statement of financial condition.

(1) Organization

SII Investments, Inc. (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC), and a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 23, 2015, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $23,486,309 in money market accounts and $209,844 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of equipment and computer hardware and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually.

An entity has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012. If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2014, the Company performed a qualitative assessment of goodwill and determined that it is more likely than not that the fair value of the Company is greater than the carrying amount. Accordingly, no impairment was recorded in 2014.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 20 states and separate state income tax returns for the other states that the Company is required to file income tax returns. The Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(g) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined

percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i) Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

(Continued)

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	1,749,571
Allowance for doubtful accounts		256,464
Depreciation		94,108
Deferred compensation		12,461,042
Accrued vacation		73,339
Accrued rent		17,782
Accrued bonus		118,449
Commission held		22,491
Other		110,941
Total deferred tax assets		14,904,187
Deferred tax liabilities:		
Prepaids		(110,953)
Unrealized gain on marketable securities		(4,407)
Total deferred tax liabilities		(115,360)
Net deferred tax assets	$	14,788,827

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $29,749. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2014 due to the uncertainty of its ultimate realization.

The Company has a state tax receivable of $139,191 and a federal income tax receivable of $472,675. As of December 31, 2014, there are no unrecognized tax benefits.

The federal income tax returns for 2011, 2012, and 2013 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum "net capital" equivalent of $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31, 2014, the Company had net capital of $19,850,594, which was $19,600,594 in excess of its requirement.

(Continued)

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

During 2014, forgivable notes receivable totaling $999,732 became fully amortized and were forgiven by the Company.

(8) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives with interest rates ranging from 2.36% to 5.25%. The receivables mature from March 20, 2015 through June 20, 2015	$	591,240
Other receivables from registered representatives		236,434
Receivables from registered representatives, net	$	827,674

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	571,485
Office equipment, furniture, and fixtures		876,337
Computer hardware and software		848,544
Total fixed assets		2,296,366
Less accumulated depreciation		(2,226,839)
Fixed assets, net	$	69,527

(10) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(11) Related-Party Transactions

Jackson, an affiliate of NPH, allocates a portion of its leased office space to the Company based on the proportionate share that the Company utilizes for operations. The Company has committed to pay Jackson based on its proportionate share of leased office space through the term of Jackson's lease, and its current commitments are $643,775 in years 2015 and 2016, and $268,240 in 2017.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Pursuant to the tax sharing agreement, the Company paid $4,263,250 and $582,249 for federal and state income taxes, respectively, for the year ended December 31, 2014.

(12) Representative Deferred Compensation Program

The Company participates in a Jackson nonqualified deferred compensation plan for certain registered representatives of the Company. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to Jackson for the purpose of facilitating administration of the plan.

(13) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
SII Investments, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SII Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For the purpose of this letter, unless otherwise indicated, the following definitions have been adopted in presenting our procedures:

- The term "compare" means compare the amounts or percentages indicated and find them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.
- The term "prove" means recalculate and compare the results to the amounts or percentages shown and find to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related wire confirmation and journal entry records);
2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed general ledger reports); and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2015

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
SII Investments, Inc.:

We have reviewed management's statements, included in the accompanying SII Investments, Inc.'s Exemption Report (the Exemption Report), in which (1) SII Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1), (2)(i), and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1), (k)(2)(i), and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 23, 2015

SII INVESTMENTS, INC.

5555 Grande Market Drive Appleton WI 54913 920/996-2600 800/426-5975 Fax 920/954-2740 www.siionline.com

SII Investments, Inc.'s Exemption Report

SII Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):

- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(1) ("Rule (k)(1)"), for the distribution of mutual funds and/or variable life insurance annuities; including distribution of mutual funds under a clearing arrangement with [NSCC];
- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)"), for the distribution of mutual funds and/or variable life insurance annuities, limited partnerships and private placements on an application basis;
- Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(ii) ("Rule (k)(2)(ii)"), for the distribution of mutual funds, variable annuity contracts, and all general securities transactions on a fully disclosed basis through its clearing firms.
- The Company will not hold customer funds, except in a Special Account for the Benefit of Customers ("SRBA").

(2) For the most recent fiscal year beginning January 1, 2014 through December 31, 2014, the Company met the identified exemption provisions except as described below:

Branch Electronic Order Entry Blotter and Home Office Manual Blotters for Customer Checks and Securities Received –

a. Exceptions are noted for checks and securities received in which the transmission date is unclear either due to an input error where the recorded date sent is prior to the recorded date received, or no shipment date was recorded. This has been deemed a reportable exception as the Company is unable to determine whether the check or security was promptly transmitted in accordance with the identified exemption provisions. Exceptions noted throughout the fiscal year totaled 21, which is 0.1% of the total population of items recorded on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

b. Exceptions are noted for checks and securities received in which the transmission to the Company's fully disclosed clearing firm did not meet the promptly transmitted definition as used in Rule (k)(2)(ii). Under this exemption, customer funds and securities are required to be transmitted by noon of the next business day after receipt. Reportable exceptions are as follows:

i. The Company's Branch Electronic Order Entry Blotter and Home Office Manual Blotters for Customer Checks and Securities Received does not provide a time stamp option for the date shipped, thus the Company is unable to determine if all the checks and securities transmitted on the next business day after receipt were transmitted before noon as required. Exceptions noted throughout the fiscal year totaled 619, which is 1.9% of the total population of items recorded on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

ii. Exceptions are noted for checks and securities transmitted two or more business days after receipt. Exceptions noted totaled 44 which is 0.1% of the total population of items on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

c. Exceptions are noted for checks and securities received in which the transmission to the product sponsor did not meet the Company's assessment of the promptly transmitted definition as used in Rule (k)(1) and (k)(2)(i). Under these exemptions, customer funds and securities are required to be transmitted by noon of the next business day after receipt or by noon of the next business day following settlement date, whichever is later. As all customer checks or securities directly transmitted to the product sponsor for processing would not be transacted until received by the product sponsor, the latter of noon of the next business day following settlement date would never yield an exception as settlement would never occur prior to the transmission of the check or security. In light of no explicit guidance on this activity, the Company concluded that checks and securities transmitted after 4 business days following receipt have not been transmitted within a reasonable timeframe and thus deemed reportable exceptions. The Company defined settlement date as 4 business days after the receipt date, with the next business day representing trade date and T+3 representing the theoretical time to settle. Exceptions noted throughout the fiscal year totaled 26, which is 0.1% of the total population of items recorded on the Company's Branch Electronic Order Entry Blotter, Branch Manual Blotters and Home Office Manual Blotters for Customer Checks and Securities Received.

Branch Manual Blotters for Customer Checks and Securities Received –

Exceptions are noted for checks and securities received and manually input on the blotter outside of the Company's Branch Electronic Order Entry Blotter in which the transmission date is undefined. All such transactions have been deemed a reportable exception as the Company was unable to determine whether it was promptly transmitted in accordance with the identified exemption provisions.

To our best knowledge and belief, we affirm that, SII Investments, Inc.'s Exemption Report is true and correct for the fiscal year ending December 31, 2014.

Vanessa Lambrechts
VP, Controller and FINOP

David Loasby
SVP, Compliance and CCO

Todd Kinart
SVP, CEO and President